UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

2005 FIRST-HALF REPORT AND CAPITAL INCREASE FOR THE MANDATORY CONVERTIBLE FACILITY

SIGNATURES

2005 FIRST-HALF REPORT AND CAPITAL INCREASE FOR THE MANDATORY CONVERTIBLE FACILITY

The Board of Directors of Fiat S.p.A., chaired by Luca Cordero di Montezemolo, met today in Turin and resolved, as previously announced, on the 3 billion euro capital increase to service the mandatory convertible facility. The Board of Directors also approved the First-half Report of the Fiat Group that contains the financial data of the Group, which were previously examined by the Board of Directors on July 28, 2005 and disclosed at that time.

Note
Effective January 1, 2005, the Fiat Group adopted the International Financial Reporting Standards. The comparative data for the corresponding period of 2004 have thus been restated and illustrated in accordance with the new accounting standards. For more information on the content of these standards, as well as the impact of their adoption on the 2004 figures that have already been published, reference is made to the specific Appendices of the quarterly reports at March 31, 2005 and June 30, 2005.

Capital Increase for the Mandatory Convertible Facility

Pursuant to the delegation of authority granted by the Extraordinary Stockholders Meeting held on September 12, 2002, the Board of Directors resolved on a capital increase to service the Mandatory Convertible Facility that falls due on September 20, 2005.
On that date, 291,828,718 ordinary shares will be issued at the price of 10.28 euros each, which is determined as the average between the price of 14.4409 euros as per the convertible facility agreement, and the weighted average of the official prices over the last six months.
The lending banks will subscribe the new shares through a set-off against the total debt of 3 billion euros owed to them, with the obligation to pre-emptively offer the shares to stockholders.
The offering (to be carried out in the ratio of 149 newly issued Fiat ordinary shares at a price of 10.28 euros per share for every 500 Fiat ordinary, preference or savings shares held) will take place within a few weeks, after having obtained clearance from Consob for the publication of the relevant Prospectus.
The shares subscribed by the lending banks pursuant to Article 2441, paragraph seven of the Italian Civil Code will not enjoy voting rights until expiration of the offering.
The conversion will entail a reduction of 3 billion euros in the net debt of Fiat S.p.A. and of the Group. In the statutory financial statements of Fiat S.p.A., prepared in accordance with Italian accounting principles, the reduction in net debt will be counterbalanced by the increase in capital stock and in additional paid-in capital. An increase in capital stock and reserves for an amount equal to the current value of the shares issued will be booked in the consolidated financial statements, which are prepared in accordance with IFRS; the difference, determined on the basis of the subscription price of new shares (10,28 euros per share) and their market value at the time of the subscription, will be booked in the statement of operations as a non-recurring financial gain. Based on the market value of Fiat shares as of the date of this press release, the difference to be posted in the statement of operations would amount to approximately 700 million euros.

Group results in the first half of 2005

Fiat Group revenues totaled 22.8 billion euros in the first half of 2005, 1% less than in the same period of 2004. The slight downturn was caused mainly by lower sales in the Automobiles business area (declining in the first quarter and recovering in the second quarter of 2005), which were impacted by weak demand in Italy. The increase in revenues at Iveco partially compensated for this reduction.

The trading profit for the period (407 million euros) almost doubled with respect to the 205 million euros reported in the first half of last year. The improvement is attributable to sharply lower trading losses at the Automobiles business area (200 million euros) and the positive performance of CNH and Iveco. The trading profit of the Components and Production Systems business area and that of Other Businesses decreased.

Operating income totaled 1.4 billion euros, compared with 125 million euros in the first six months of 2004. The sharp increase reflects the contribution of 1.1 billion euros made by the gain resulting from the General Motors settlement. Operating income also included 202 million euros generated by the improvement in trading profit.

Income before taxes totaled 1 billion euros, reflecting an improvement of 1.4 billion euros from the loss of 395 million euros for the first half of 2004. The growth stemmed principally from improvement in operating income (approximately 1.3 billion euros), in addition to lower net financial expenses. These totaled 436 million euros, 184 million euros less than the corresponding figure for the first six months of 2004, which reflected approximately 150 million euros in expenses generated by the closing of the equity swap agreement on GM shares. Excluding this last component, the improvement reflected the lower net debt of the Group’s industrial companies.

Net consolidated income before minority interests in the first half of 2005 was 510 million euros, with an improvement of 1,148 million euros from a loss of 638 million euros in the same period of 2004. This change was also affected by higher income taxes for 281 million euros, including the reversal of 277 million euros in deferred tax assets posted at the end of 2004 by Fiat S.p.A., in consequence of the gain on the termination of the Master Agreement with General Motors.

Net industrial debt (9.2 billion euros) at June 30, 2005 was down by 0.3 billion euros, while the Group’s cash position (cash, cash equivalents and current securities) remained strong at 7.3 billion euros, up from the 6.1 billion euros reported at December 31, 2004. The settlement received from General Motors and the Barclays-Iveco transaction contributed significantly to this improvement.

Automobiles

During the first six months of 2005, Fiat Auto had revenues of 9.6 billion euros, down by 3.5% from the same period of 2004. The reduction was caused by a downturn in shipments (-8.4%) due to a contraction in demand, particularly in Italy. The impact of lower sales volumes on revenues was limited by a distribution strategy that favors more profitable sales channels and the positive foreign exchange effect on Brazilian and Polish activities. The decrease in revenues (-9.3%) was concentrated in the first quarter, while the second quarter saw an increase (+2.4%).

Notwithstanding the contraction in volumes, Fiat Auto reduced its trading loss by over 40% to 217 million euros. In fact, the lower level of shipments was more than offset by the savings on costs and higher margins realized. A few days ago, the product line of the Fiat brand was enriched with the Grande Punto which was received to great acclaim and will start impacting sales in the final months of the year.

In May Fiat launched the Croma model, which marked the brand’s return to the D-Segment, a segment it had left untapped for years. Early reactions from the market are encouraging and we can reasonable expect to achieve the objective of selling approximately 60,000 units in 2006. In the second quarter of 2005, we also presented the Alfa 159 to the international press. This model will go on sale from September, while the Alfa Brera Coupé will follow around the end of the year.

Fiat Auto shipped a total of 851,600 units during the first half, with a 6.6% (-1 percentage point) market share in Western Europe and 27.7% in Italy (-0.6 percentage points).

Following termination of the Master Agreement with General Motors, in May Fiat regained control of its powertrain operations and thus consolidated them on a line-by-line basis. With some of its production allocated to the Automobiles Sector and 118 million euros to others, Fiat Powertrain Technologies had revenues of 483 million euros and posted a trading profit of 13 million euros.

During the first half, Ferrari revenues increased by 2.4% with respect to the first six months of 2004. This improvement was attributable to strong sales of the new F430 and the 612 Scaglietti models, which largely set off the negative dollar-euro exchange rate effect.

The trading profit of Ferrari (32 million euros) also improved, rising by 15 million euros due to the increase in volumes and efficiency gains.

The sharp increase in revenues (+73.1%) realized by Maserati in the first half of 2005 stemmed from a rise in deliveries, stimulated by the success of the Quattroporte and the special MC12 road series.

Maserati reduced its trading loss to -53 million euros in the first six months of the year thanks to higher volumes and efficiency gains.

Agricultural and Construction Equipment

In the first half of 2005, CNH had revenues of 5.2 billion euros, substantially unchanged from the same period in the previous year, even on a comparable exchange rate basis. The significant increase in construction equipment sales in North and South America compensated for the general downturn in sales of agricultural equipment. The latter decreased by 8% during the period due to prevailing softness on the market. Sales of construction equipment were up by 7% with respect to the first six months of 2004.

CNH had a trading profit of 405 million euros, against 366 million euros in the first half of 2004. The increase is attributable to the upturn in construction equipment sales, higher prices, and cost efficiency gains. These factors more than offset higher raw materials prices and lower volumes in the agricultural segment. The trading profit was impacted by a structural reduction in the costs of employee benefits in the United States, with a one-off gain of 83 million euros.
CNH is intensifying its efforts to achieve as scheduled the expected efficiency and profitability levels, with the aim of matching the best-in-class.

Commercial Vehicles

During the first half, total revenues of Iveco increased by 3.6% and those of industrial activities alone by 5.2%. The improvement with respect to the first half of 2004 stemmed mainly from a rise in sales volumes. The company shipped a total of 87,500 vehicles, an increase of 10.4% with respect to the first six months of last year, while the market share of the Sector in Western Europe was 10.8%, substantially in line with the same period of last year (-0.1 percentage points).

The trading profit of Iveco was 175 million euros, 26 million euros more than in the first half of 2004. The improvement resulting from higher volumes was partially absorbed by the increase in raw materials prices and expenses in support of sales activities.

Components and Production Systems

The revenues for the Components and Production Systems business area decreased slightly (-0.8%) to 3.2 billion euros in the first half of 2005. Performance varied according to Sector.

The revenues of Magneti Marelli increased by 1.1% with respect to the first half of 2004, also as a result of the consolidation of the Turkish company Mako effective January 1, 2005. On a comparable consolidation and exchange rate basis, revenues declined slightly (-1.4%). The strong performance of sales of online products to non-captive customers and the increase in volumes in Brazil partially offset the reduction in activity carried out for Group companies.

The trading profit of Magneti Marelli (75 million euros), down by 7 million euros, was impacted by higher raw materials costs, which were only partially offset by cost savings.

During the period, Teksid realized revenues of 521 million euros, up by almost 12% with respect to the first half of 2004. The increase stemmed from the increase in volumes at the Cast Iron Business Unit (+4%), favorable foreign exchange trends, and recovery of higher raw materials costs through sales prices. The volumes of the Magnesium Business Unit were down (-13%).

The trading profit of Teksid, which totaled 19 million euros, decreased by 6 million euros with respect to the first six months of 2004. The decrease was caused by the contraction in volumes at the Magnesium Business Unit and lower ancillary income than what was reported in the first half of 2004.

Comau had revenues of 669 million euros in the first half. The decrease from the level reported for the first half of 2004 is mainly attributable to the transfer of its European Service Activities to Iveco, Magneti Marelli, and CNH. Revenues were negatively impacted not only by the change in the scope of consolidation but also by lower volumes of contract work in North America.

The trading result of Comau, which had been at the break-even point on June 30, 2004, totaled a loss of 15 million euros at June 30, 2005. The decrease stems from the change in the scope of consolidation, strong competitive pressure on prices, and a lower profitability resulting from a contract work of the Bodywork business line.

Other Businesses

Other Businesses reported 787 million euros in revenues during the first half of 2005, down by 21.4% with respect to the same period in 2004.

The revenues of Business Solutions (-30.5%) were impacted by the change in the scope of consolidation, stemming mainly from sale of the temporary employment agency WorkNet. On a comparable basis, the decrease, which is connected with redefinition of the services provided to Group Companies, would have been 15%.

Despite the decrease in revenues, the trading profit of Business Solutions was 8 million euros.

During the first half of this year, revenues of Itedi decreased by approximately 8%. The result was due to lower advertising revenues following termination of a major concession agreement, lower sales by La Stampa, and greater selectivity in promotional activities.

The trading profit of Itedi rose by 2 million euros, which more than offset the contraction in revenues through better margins on its brand extension activities and cost containment.

The greater trading loss reported by Holdings and Others stemmed mainly from lower volumes on the High-Speed Railway (TAV) project and the different mix of services provided by these companies to Group Sectors.

Subsequent events and outlook for the rest of 2005

As a consequence of the notification by EDF of its intention to withdraw its arbitration claim, on September 9, 2005 Fiat sold 24.6% of the share capital of Italenergia Bis to EDF at a price of 1,147 million euros. Concurrently the Citigroup financing of the same amount that had been extended in September 2002 was reimbursed. On the same date, the financial institutions that had acquired 14% of Italenergia Bis in 2002, sold their stake to EDF. Consequently, the possibility that Fiat be required to repurchase said stake was eliminated. This possibility had entailed for Fiat the recognition of a financial debt of approximately 600 million euros in the financial statements prepared under IFRS.

As a result of these two transactions, Fiat will book a net gain of over 850 million euros in its consolidated statement of operations prepared under IFRS, while the Group net debt will decrease by approximately 1.8 billion euros.

The positive results recorded in the first six months of the year and in particular the accelerated pace of growth in the second quarter, provide a satisfactory indication that efforts aimed at achieving turnaround are bearing fruit. Though we are cautiously optimistic about the future, Fiat Auto still has a lot of work to do and all the efforts to improve its structural efficiency will further intensify. At the same time, other businesses have yet to reach fully satisfactory operating performances.

In the second half of the year, most of Fiat’s business sectors expect to continue operating in a competitive economic climate. Nonetheless, the Group confirms its commitment to the achievement of its stated 2005 financial objectives.

The conversion of the Mandatory Convertible Facility and the completion of the Italenergia transaction will strengthen our capital structure by approximately 4.8 billion euros.

When adjusted for this effect, net debt of industrial activities at June 30, 2005 would be 4.4 billion euros, and consolidated stockholders’ equity (before minority interest) would total approximately 10 billion euros. Furthermore, the closing in July of a new three-year 1 billion euro credit facility (that replaces a corresponding one of 1.7 billion euros), which is currently undrawn, provides us with adequate financial flexibility.

The Fiat S.p.A. Board of Directors decided to advance the date of the meeting for the review of the third quarter 2005 results from October 31 to October 26, 2005.

Turin, September 15, 2005

Operating Performance of the Fiat Group
(in millions of euros)
Fiscal 2004		1st half 2005	1st half 2004
45,637	Net revenues	22,807	23,033
38,711	Cost of sales	19,420	19,572
4,602	Selling, General & Administrative	2,240	2,279
1,349	Research and development	681	691
(925)	Other income (expenses)	(59)	(286)
50	Trading profit	407	205
150	Gain (loss) on the disposal of equity investments	20	91
542	Restructuring costs	82	121
(243)	Other unusual income (expenses)	1,100	(50)
(585)	Operating result	1,445	125
(1,179)	Financial income (expenses)	(436)	(620)
135	Result of equity investments	25	100
(1,629)	Result before taxes	1,034	(395)
(50)	Income taxes	524	243
(1,579)	Result of continued operations	510	(638)
-	Result of discontinued operations	-	-
(1,579)	Net result before minority interest	510	(638)
55	Minority interest in net result	35	42
(1,634)	Group interest in net result	475	(680)

Revenues by Business Area
(in millions of euros)
Fiscal 2004		1st half
		2005	2004	% change
21,208	Automobiles (Fiat Auto, Fiat Powertrain Technologies, Ferrari, Maserati)	10,609	10,719	-1.0
9,983	Agricultural and Construction Equipment (CNH)	5,172	5,165	0.1
9,047	Commercial Vehicles (Iveco)	4,667	4,504	3.6
6,416	Components and Production Systems (M. Marelli, Teksid, Comau)	3,186	3,213	-0.8
2,003	Other Businesses (Services, Publishing, Holdings and Others)	787	1,001	-21.4
(3,020)	Eliminations	(1,614)	(1,569)	n.a.
45,637	Total for the Group	22,807	23,033	-1.0

Trading profit by Business Area
(in millions of euros)
Fiscal 2004		1st half
		2005	2004	Change
(805)	Automobiles (Fiat Auto, Fiat Powertrain Technologies, Ferrari, Maserati)	(225)	(425)	200
467	Agricultural and Construction Equipment (CNH)	405	366	39
371	Commercial Vehicles (Iveco)	175	149	26
166	Components and Production Systems (Magneti Marelli, Teksid, Comau)	79	107	-28
(149)	Other Businesses (Services, Publishing, Holdings and Others) and Eliminations	(27)	8	-35
50	Total for the Group	407	205	202

Balance Sheet of the Fiat Group
(in millions of euros)
ASSETS	At 06.30.2005	At 12.31.2004
Intangible assets	5,982	5,578
Property, plant and equipment	10,701	(1) 9,437
Investment property	31	46
Investments and other financial assets	2,244	4,025
Leased products	720	740
Deferred tax assets	2,208	2,402
Non-Current Assets	21,886	22,228
Inventories	8,350	(1) 7,257
Trade receivables	5,602	5,491
Receivables from financing activities	16,154	17,498
Other financial assets	617	851
Current equity investments	34	33
Other receivables	3,006	2,734
Assets held for sale	869	15
Current securities	552	353
Cash and cash equivalents	6,796	5,767
Current Assets	41,980	39,999
Accrued income and prepaid expenses	329	295
TOTAL ASSETS	64,195	62,522
Total Assets adjusted for asset-backed financing transactions	54,606	52,348

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity	6,124	4,928
- Stockholders’ equity of the Group	5,460	4,304
- Minority interest	664	624
Provisions	7,887	7,290
- Employee benefits	3,955	3,682
- Other provisions	3,932	3,608
Debt	31,445	32,191
- Asset-backed financing	9,589	10,174
- Other Debt	21,856	22,017
Other financial liabilities	244	203
Trade payables	11,173	11,697
Other liabilities	5,282	4,561
Deferred tax liabilities	490	522
Accrued expenses and deferred income	1,550	1,130
TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	64,195	62,522
Total Equity and Liabilities adjusted for asset-backed financing transactions	54,606	52,348
(1) The item “Property, plant and equipment” and the item “Inventories” were impacted by the restatements entailed by the change in procedures for accounting of sales with buy-back commitments, as described in the section “Significant Accounting Policies” in the Notes of the First-half Report at June 30, 2005. In particular, 416 million euros were reclassified from the item “Property, plant and equipment” to “Inventories” with respect to the figures published in the 2005 First Quarter Report for December 31, 2004.

Statement of Cash Flows of the Fiat Group
(in millions of euros)
			1st half 2005	1st half 2004
A)	Cash and cash equivalents at period-start		5,767	6,845
B)	Cash flows provided by (used in) operating activities:
	Net result before minority interest		510	(638)
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		1,217	1,106
	Gain/loss and other non monetary items		(25)	(194)
	Dividends received		20	11
	Change in provisions		120	(86)
	Change in deferred income taxes		282	91
	Change in items due to buy-back commitments		(58)	(73)
	Change in working capital		(1,011)	(23)
	Total		1,055	194
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(1,090)	(1,132)
	-	Equity investments	(30)	(175)
	Proceeds from the sale of fixed assets		131	258
	Net change in receivables from financing activities		144	1,808
	Change in current securities		(151)	60
	Other changes		2,398	178
	Total		1,402	997
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(1,646)	(1,138)
	Increase in capital stock		7	10
	Dividends paid		(16)	(9)
	Total		(1,655)	(1,137)
	Translation exchange differences		227	71
E)	Total change in cash and cash equivalents		1,029	125
F)	Cash and cash equivalents at period-end		6,796	6,970

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney